SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE/T1/88/52

02042712

82-3622

15 July 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington District of Columbia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED ("SINGTEL")
- 10TH ANNUAL GENERAL MEETING ("AGM")
- EXTRAORDINARY GENERAL MEETING ("EGM")

SingTel will be holding its 10th AGM and an EGM on 30 August 2002. Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose a copy each of the following documents for your attention:-

(a) SingTel's Annual Review & Summary Financial Statement 2001/2002 (which includes the Notice of AGM, Notice of Books Closure and Notice of Record Date);

(b) SingTel's Full Financial Report 2001/2002;

(c) SingTel's Circular to members (as approved by the Singapore Exchange Securities Trading Limited) with the Notice of EGM therein in relation to the following:-

  (i) the proposed approval for participation by relevant persons in the Singapore Telecom Share Option Scheme 1999 for the purposes of the Listing Rules of Australian Stock Exchange Limited;
  (ii) the proposed renewal of the share purchase mandate;
  (iii) the proposed alterations to the Articles of Association of the Company; and
  (iv) the proposed share issue mandate; and

(d) SingTel's letter to members in relation to the renewal of shareholders mandate for interested person transactions.

Our SEC file number is 82-3622.

Yours faithfully

dw 7/18

Monica Poh (Ms)
Senior Legal Counsel

encl.

/A:AGM02/L-SEC/MP/ll

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 10TH ANNUAL GENERAL MEETING of the Company will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on Friday, 30 August 2002 at 2.30 p.m. to transact the following businesses:-

ORDINARY BUSINESS

1. To receive and adopt the Audited Accounts for the financial year ended 31 March 2002 and the Directors' Report and the Auditors' Report thereon. (Resolution 1)
2. To declare a first and final dividend of 36 2/3 % or 5.5 cents per share less income tax in respect of the financial year ended 31 March 2002. (Resolution 2)
3. To re-elect Mr Paul Chan Kwai Wah who retires by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offers himself for re-election. (Resolution 3)
4. To re-elect the following Directors who cease to hold office in accordance with Article 103 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:-
   a) Mr John Powell Morschel (Resolution 4)
   b) Mr Nicky Tan Ng Kuang (independent member of Audit Committee) (Resolution 5)
   c) Mr Chumpol NaLamlieng (Resolution 6)
5. To approve Directors' fees payable by:-
   a) the Company of S$419,584 for the financial year ended 31 March 2002 (2001 : S$413,750; increase S$5,834); and (Resolution 7)
   b) the Company and its child entities (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of S$484,583 for the financial year ended 31 March 2002 (2001: S$491,250; decrease S$6,667).[1]
6. To appoint Auditors and to authorise the Directors to fix their remuneration. (Resolution 8)
7. To transact any other business of an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass with or without any amendments the following resolutions as ordinary resolutions:-
   a) That pursuant to Section 161 of the Companies Act, Chapter 50 and the Listing Manual of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors to issue shares in the capital of the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that:- (Resolution 9)
      i) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph ii) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph ii) below);
      ii) notwithstanding the provisions of Article 9(B)(a) of the Articles of Association of the Company, for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph i) above, the percentage of issued share capital shall be calculated based on the maximum potential issued share capital of the Company as at the date of the passing of this Resolution (including all shares which may be issued upon the conversion or exercise of any convertible securities and share options that have been issued pursuant to any previous shareholder approval and which are outstanding as at the date of the passing of this Resolution), adjusted for any subsequent consolidation or subdivision of shares; and
      iii) unless revoked or varied by the Company in general meeting, the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.
   b) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options granted under the Singapore Telecom Executives' Share Option Scheme (the "1994 Scheme") provided always that the aggregate number of shares to be issued pursuant to the 1994 Scheme shall not exceed 1 per cent. of the issued share capital of the Company from time to time and that the aggregate number of shares to be issued to an Executive (as defined in the 1994 Scheme) during the entire operation of the 1994 Scheme shall not, subject to such adjustments as may be made in accordance with the 1994 Scheme, exceed 1,000,000 shares. (Resolution 10)
   c) That approval be and is hereby given to the Directors to offer and grant options ("1999 Options") in accordance with the provisions of the Singapore Telecom Share Option Scheme 1999 (the "1999 Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the 1999 Options under the 1999 Scheme, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 10 per cent. of the issued share capital of the Company from time to time. (Resolution 11)
   d) That:-
      i) for the purposes of the Listing Manual of the Singapore Exchange Securities Trading Limited, approval be and is hereby given for the renewal of the mandate (adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and renewed at the 6th, 7th, 8th and 9th Annual General Meetings of the Company (Resolution 12)

1 *Voting Exclusion - Resolution 7*
The Company will disregard any votes cast on this resolution by
a) a director of the Company; and
b) an associate (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of that person (or those persons).
However, the Company need not disregard a vote if:
a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction in the proxy form to vote as the proxy decides.

held on 25 September 1998, 29 September 1999, 25 September 2000 and 30 August 2001, respectively) for the Company, its subsidiaries and associated companies that are entities at risk (as defined for the purposes of the Listing Manual of the Singapore Exchange Securities Trading Limited) or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in the Company's Circular to members dated 8 August 1997 (the "Circular") with any party who is of the class of Interested Persons described in the Circular, provided that such transactions are made on an arm's length basis and on normal commercial terms and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the Circular (the "Shareholders Mandate");

ii) the Shareholders Mandate shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

iii) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2002

STATEMENT PURSUANT TO ARTICLE 58(C) OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Resolution 9 is to empower the Directors to issue shares in the capital of the Company up to an amount not exceeding in total 50 per cent of the issued share capital of the Company, with a sub-limit of 20 per cent for shares issued other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the maximum potential issued share capital as at the date of the passing of the Resolution (including all shares which may be issued upon the conversion or exercise of any convertible securities and share options that have been issued pursuant to any previous shareholder approval and which are outstanding as at the date of the passing of the Resolution), adjusted for any subsequent consolidation or subdivision of shares.

Resolution 10 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Executives' Share Option Scheme provided that the aggregate number of shares to be issued does not exceed 1 per cent. of the issued share capital of the Company for the time being.

Resolution 11 is to empower the Directors to offer and grant options, and to issue shares in the capital of the Company, pursuant to the Singapore Telecom Share Option Scheme provided that the aggregate number of shares to be issued does not exceed 10 per cent. of the issued share capital of the Company for the time being.

Resolution 12 is to renew the mandate to allow the Company, its subsidiaries and associated companies that are entities at risk, or any of them, to enter into certain interested person transactions with persons who are considered interested persons. Please refer to the attached letter to Members and holders of CHESS Units of Foreign Securities in ordinary shares of the Company dated 15 July 2002 for details.

Notwithstanding Resolutions 9, 10, 11 and 12, as the Company is admitted to the official list of Australian Stock Exchange Limited, the Company is bound to comply with the Listing Rules of Australian Stock Exchange Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

NOTES:

With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Limited (who may each appoint more than two proxies), a member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him and such proxy need not be a member of the Company. Every instrument of proxy, other than instruments of proxy from CHESS Depositary Nominees Pty Limited, shall be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting. Every instrument of proxy from CHESS Depositary Nominees Pty Limited must be lodged by the holders of CHESS Units of Foreign Securities in shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.

In relation to the retirement of Directors by rotation at the 10th Annual General Meeting, Mr Keith Tay Ah Kee and Mr Seah Kian Peng are also due to retire by rotation, but have each given notice to the Company that he does not wish to be re-elected to office thereat.

NOTICE OF BOOKS CLOSURE (for Shares quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed from 7 September 2002 to 10 September 2002 (both dates inclusive) for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares of S$0.15 each in the capital of the Company ("Shares") received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00p.m. on 6 September 2002 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 6 September 2002 will be entitled to the proposed final dividend less income tax. Payment of the dividend, if approved by members at the 10th Annual General Meeting, will be made on 26 September 2002.

NOTICE OF RECORD DATE (for Shares quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date (the "Record Date") to determine entitlements to the proposed final dividend is 6 September 2002. Holders of CHESS Units of Foreign Securities in shares in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend less income tax. Payment of the dividend, if approved by members at the 10th Annual General Meeting, will be made on 26 September 2002. The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2002

NOTE:

In the case of members other than CHESS Depositary Nominees Pty Limited, if you wish to have your SingTel dividend credited directly into your bank account, please contact The Central Depository (Pte) Limited at (65) 65357511 or any Authorised Trading Centre, if you have not already signed/returned your Direct Crediting Authorisation Form. In the case of holders of CUFS, if you wish to have your SingTel dividend credited directly into your bank account, please complete and return the Request for Direct Crediting of Dividends form which will be sent to you in due course.

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of Singapore *Telecommunications Limited, this Proxy Form is* forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR *INFORMATION ONLY.*
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ NRIC No. ______________

of ____

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting, as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 10th Annual General Meeting of the Company to be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 30 August 2002 at 2.30 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Ordinary Resolutions	For	Against
1. To receive and adopt the Audited Accounts, Directors' Report and Auditors' Report		
2. To declare a first and final dividend of 36 2/3 % or 5.5 cents per share less income tax		
3. To re-elect Mr Paul Chan Kwai Wah as Director		
4. To re-elect Mr John Powell Morschel as Director		
5. To re-elect Mr Nicky Tan Ng Kuang as Director		
6. To re-elect Mr Chumpol NaLamlieng as Director		
7. To approve Directors' fees payable by the Company, and payable by the Company and its child entities		
8. To appoint Auditors and authorise the Directors to fix their remuneration		
9. To authorise Directors to issue shares pursuant to Section 161 of the Companies Act, Chapter 50 of Singapore		
10. To authorise Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Executives' Share Option Scheme		
11. To authorise Directors to offer/grant options and allot/issue shares pursuant to the Singapore Telecom Share Option Scheme 1999		
12. To approve the renewal of the Shareholders Mandate		
Total Number of Ordinary Shares held:		

Dated this ________ day of ____________, 2002.

____

Signature(s) of member(s) or Common Seal

IMPORTANT: Please read the following notes

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.
2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Limited (who may each appoint more than two proxies), a member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.
5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

15 July 2002

Board of Directors:
Mr Ang Kong Hua
Mr Lee Hsien Yang
Mr Paul Chan Kwai Wah
Dr Yogen K. Dalal
LG Lim Chuan Poh
Mr John Powell Morschel
Mr Chumpol NaLamlieng
Mr Quek Poh Huat
Mr Seah Kian Peng
Mr Jackson Peter Tai
Mr Nicky Tan Ng Kuang
Mr Keith Tay Ah Kee

Registered Office:
31 Exeter Road,
Comcentre,
Singapore 239732.

To: The Members, and holders of CHESS Units of Foreign Securities in ordinary shares, of Singapore Telecommunications Limited

Dear Sir/Madam

RENEWAL OF SHAREHOLDERS MANDATE FOR INTERESTED PERSON TRANSACTIONS

1 BACKGROUND

We refer to (1) the Notice of Annual General Meeting of Singapore Telecommunications Limited (the "Company") dated 15 July 2002 (the "Notice"), accompanying the Annual Review & Summary Financial Statement 2001/2002, convening the Tenth Annual General Meeting ("AGM") to be held on 30 August 2002 and (2) the Ordinary Resolution No. 12 under the heading "Special Business" set out in the Notice.

Members would recall that, at the Extraordinary General Meeting of the Company held on 19 September 1997, Members had granted a mandate (the "Shareholders Mandate") (1) for the purposes of the then Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the Company, its subsidiaries and target associated companies or any of them to enter into certain interested party transactions (the "Interested Person Transactions"), particulars of which were set out in the Company's Circular to Members dated 8 August 1997 (the "Circular") and (2) for the purposes of Section 160A of the Companies Act, Chapter 50 (the "Companies Act"), for the Company and its subsidiaries or any of them to enter into any of the Interested Person Transactions for the acquisition or disposal of non-cash assets exceeding S$100,000 in value with a Director of the Company or a director of any of the Company's subsidiaries or a person connected (within the meaning ascribed to that term in Section 160D of the Companies Act) with a Director of the Company or a director of any of its subsidiaries, provided that the Interested Person Transactions are made on an arm's-length basis and on normal commercial terms.

Sections 160A to 160D of the Companies Act were repealed pursuant to the Companies (Amendment) Act 1998 which came into operation in November 1998.

The SGX-ST has issued a new Listing Manual which took effect on 1 July 2002. Chapter 9A of the previous Listing Manual has been replaced by Chapter 9 of the new Listing Manual issued by the SGX-ST.

The Shareholders Mandate was adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and was renewed at the Sixth, Seventh, Eighth and Ninth AGM of the Company held on 25 September 1998, 29 September 1999, 25 September 2000 and 30 August 2001, respectively. Such renewal at the Ninth AGM was expressed to take effect until the date of the forthcoming AGM, being 30 August 2002. Accordingly, the Directors propose that the Shareholders Mandate be renewed at the forthcoming AGM in terms of the Ordinary Resolution No. 12 to be proposed at the AGM, to take effect until the Eleventh AGM.

The particulars of the Interested Person Transactions in respect of which the Shareholders Mandate is sought to be renewed remain unchanged and are as set out in the Circular.

2 DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The interests of the Directors (other than Mr Chumpol NaLamlieng) and the substantial shareholders of the Company in the ordinary shares of S$0.15 each in the capital of the Company ("Ordinary Shares") as recorded in the Register of Directors' Shareholdings and the Register of Substantial Shareholders respectively as at 16 May 2002 are set out below:-

Director	Number of Ordinary Shares		Number of Ordinary Shares comprised in unexercised options
	Direct Interest	Deemed Interest	
Mr Ang Kong Hua	1,490	1,490	-
Mr Lee Hsien Yang	452,333	1,690	4,020,000
Mr Paul Chan Kwai Wah	1,820	1,690	-
Dr Yogen K. Dalal	-	-	-
LG Lim Chuan Poh	1,490	-	-
Mr John Powell Morschel	3,200	-	-
Mr Quek Poh Huat	1,820	1,690	-
Mr Seah Kian Peng	1,020	1,490	-
Mr Jackson Peter Tai	60,000	-	-
Mr Nicky Tan Ng Kuang	-	-	-
Mr Keith Tay Ah Kee	31,700	-	-

Substantial Shareholder	Number of Ordinary Shares	
	Direct Interest	Deemed Interest
Temasek Holdings (Private) Limited	12,033,869,391	6,860,000
The Capital Group Companies, Inc.	-	1,055,767,607

Mr Chumpol NaLamlieng was appointed as a Director of the Company on 13 June 2002. He had no interests in the Ordinary Shares as at that date.

Temasek Holdings (Private) Limited will abstain, and will procure its associates to obstain, from voting at the AGM in respect of Ordinary Shares held by it or them in relation to the Ordinary Resolution No. 12 to be proposed at the AGM.

3 DIRECTORS' RECOMMENDATION

The Directors (save for Quek Poh Huat (who holds an executive position in the Temasek group) who abstains from making a recommendation) are of the opinion that the renewal of the Shareholders Mandate is in the best interests of the Company and accordingly recommend that Members vote in favour of the Ordinary Resolution No. 12 to be proposed at the AGM.

4 DISCLAIMER

The SGX-ST takes no responsibility for the accuracy of any statements or opinions made or reports contained in this Letter.

5 CIRCULAR AVAILABLE FOR INSPECTION

A copy of the Circular is available for inspection at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the Company's Share Registry in Australia, Computershare Investor Services Pty Limited, at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia, during normal business hours from the date of this Letter up to the date of the AGM.

Yours faithfully



Ang Kong Hua
Chairman
Singapore Telecommunications Limited

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of Singapore Telecommunications Limited, the Circular to Members and CUFS Holders dated 15 July 2002 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ NRIC No. ______________

of ____

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 30 August 2002 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 10th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary/Special Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1 (Ordinary Resolution) To approve the proposed participation by the Relevant Persons specified in paragraph 2.3 of the Circular to Members and CUFS Holders dated 15 July 2002 in the Singapore Telecom Share Option Scheme 1999		
Resolution 2 (Ordinary Resolution) To approve the proposed renewal of the Share Purchase Mandate		
Resolution 3 (Special Resolution) To approve the proposed alterations to the Articles of Association of the Company		
Resolution 4 (Ordinary Resolution) To approve the proposed Share Issue Mandate		
	Total Number of Ordinary Shares held:	

Dated this________day of__________, 2002.

____

Signature(s) of member(s) or Common Seal

IMPORTANT: Please read the following notes

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.
2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Limited (who may each appoint more than two proxies), a member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.
4. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.
5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

15 July 2002

Dear Shareholder/CPF Investor

This year's annual report, as in the previous years, comprises two separate reports:

i the Annual Review and Summary Financial Statement ("Summary Report"), which contains a review of the SingTel Group for the financial year ended 31 March 2002 and a summary of the audited financial statements of the Company and the Group; and

ii the Full Financial Report ("Full Report") which contains the full financial statements of the Company and the Group for the financial year ended 31 March 2002.

The Summary Report is automatically provided (unless instructed otherwise) to all existing SingTel shareholders and CPF Investors. The Full Report is provided at no cost upon request.

To receive a copy of the Full Report for this year and for future years, or to make changes to earlier requests, please tick the appropriate box below and return the request slip to SingTel no later than 3 August 2002. If we do not receive your request slip, we will take it that you do not wish to receive copies of the Full Report for this year and future years for so long as you are a SingTel shareholder/CPF Investor and that you do not wish to change your previous requests. This request will supersede all earlier requests.

Yours faithfully
For and on behalf of
Singapore Telecommunications Limited

Chua Sock Koong (Ms)
CHIEF FINANCIAL OFFICER

REQUEST SLIP

To Singapore Telecommunications Limited,

N.B. Please tick one box only

☐ Please send me a copy of the Summary Report for financial year 2001/2002 and for as long as I am a SingTel shareholder/CPF Investor

☐ Please send me a copy of the Full Report, in addition to the Summary Report, for financial year 2001/2002 and for as long as I am a SingTel shareholder/CPF Investor

☐ I do not wish to receive copies of the Summary Report or the Full Report for so long as I am a SingTel shareholder/CPF Investor

Name of shareholder/CPF Investor: ______________________________

NRIC/Passport number: ______________________________

Mailing Address: ______________________________

____

Signature: ____________________ Date: ____________________

(1st fold)

(2nd fold)

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BUSINESS REPLY CARD
PERMIT NO. 02601

The Secretariat
Singapore Telecom
10 Eunos Road 8
#02-36 Singapore Post Centre
Singapore 408600

(3rd fold)

CIRCULAR DATED 15 JULY 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Securities in ordinary shares ("**CUFS**"), in the capital of Singapore Telecommunications Limited (the "**Company**"), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made or reports contained in this Circular.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

CIRCULAR TO MEMBERS AND CUFS HOLDERS

in relation to

(1) the proposed approval for participation by relevant persons in the Singapore Telecom Share Option Scheme 1999 for the purposes of the Listing Rules of Australian Stock Exchange Limited;

(2) the proposed renewal of the share purchase mandate;

(3) the proposed alterations to the Articles of Association of the Company; and

(4) the proposed share issue mandate.

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	28 August 2002 at 3.00 p.m.
Date and time of Extraordinary General Meeting	:	30 August 2002 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 10th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	31 Exeter Road Comcentre Multi-Purpose Hall, Basement 2 Singapore 239732

CONTENTS

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Directors:

Mr Ang Kong Hua
Mr Lee Hsien Yang
Mr Paul Chan Kwai Wah
Dr Yogen K Dalal
LG Lim Chuan Poh
Mr John Powell Morschel
Mr Chumpol NaLamlieng
Mr Quek Poh Huat
Mr Seah Kian Peng
Mr Jackson Peter Tai
Mr Nicky Tan Ng Kuang
Mr Keith Tay Ah Kee

Registered Office:

31 Exeter Road
Comcentre
Singapore 239732

15 July 2002

To: The Members, and holders of CHESS Units of Foreign Securities in ordinary shares ("**CUFS**"), of Singapore Telecommunications Limited

Dear Sir/Madam,

1. INTRODUCTION

1.1 The Directors of Singapore Telecommunications Limited (the "**Company**") propose to seek the approval of Members at an Extraordinary General Meeting ("**EGM**") of the Company to be held on 30 August 2002 for the following proposals:

(i) the proposed approval for participation by relevant persons in the Singapore Telecom Share Option Scheme 1999 (the "**1999 Scheme**") for the purposes of the Listing Rules of Australian Stock Exchange Limited ("**ASX**");

(ii) the proposed renewal of the share purchase mandate;

(iii) the proposed alterations to the Articles of Association of the Company (the "**Articles**"); and

(iv) the proposed share issue mandate.

1.2 The purpose of this Circular is to explain the reasons for, and to provide Members and CUFS holders with information relating to, the proposals to be tabled at the EGM.

2. THE PROPOSED APPROVAL FOR PARTICIPATION BY RELEVANT PERSONS IN THE SINGAPORE TELECOM SHARE OPTION SCHEME 1999 FOR THE PURPOSES OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

2.1 The Company was admitted to the Official List of ASX on 5 September 2001, and is therefore subject to the ASX Listing Rules.

2.2 Under the ASX Listing Rules, a director, an associate ("**ASX Associate**") of a director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the ordinary shareholders approve that participation by ordinary resolution and that approval is given not earlier than at the last annual general meeting. For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the director is acting or proposing to act or with whom the director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of options under the 1999 Scheme). An ASX

Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the 1999 Scheme only if he satisfies the eligibility requirements of the 1999 Scheme to begin with.

2.3 The relevant approval is thus being sought from Members at the EGM. In accordance with ASX requirements, the following information is provided:

2.3.1 The persons (the "**Relevant Persons**") in relation to whom approval to participate in the 1999 Scheme in the period (the "**Relevant Period**") from the date of the 10th Annual General Meeting until the date of the 11th Annual General Meeting or the date falling 12 months after the date of the 10th Annual General Meeting, whichever is the earlier, is being sought are:

Mr Ang Kong Hua
Mr Lee Hsien Yang
Mr Paul Chan Kwai Wah
Dr Yogen K Dalal
LG Lim Chuan Poh
Mr John Powell Morschel
Mr Chumpol NaLamlieng
Mr Quek Poh Huat
Mr Jackson Peter Tai
Mr Nicky Tan Ng Kuang
Mr Keith Tay Ah Kee*

* Mr Keith Tay Ah Kee is due to retire by rotation at the 10th Annual General Meeting and has given notice to the Company that he does not wish to be re-elected to office thereat. However, Mr Tay will continue to serve as a director of Singapore Post Private Limited ("**SingPost**"), a wholly-owned subsidiary of the Company, and will in that capacity continue to be eligible for the grant of options under the 1999 Scheme. All of the other directors of SingPost will also be eligible for the grant of options under the 1999 Scheme. Mr Tay is, by virtue of his service as a Director of the Company, a person whose relationship with the Company is in ASX's opinion such that approval should be obtained.

2.3.2 The maximum number of options that may be acquired by the Relevant Persons during the Relevant Period is:

Relevant Person	Maximum Number of Options
Mr Ang Kong Hua	140,000*
Mr Lee Hsien Yang	7,000,000
Mr Paul Chan Kwai Wah	60,000
Dr Yogen K Dalal	60,000
LG Lim Chuan Poh	60,000
Mr John Powell Morschel	60,000
Mr Chumpol NaLamlieng	60,000
Mr Quek Poh Huat	60,000
Mr Jackson Peter Tai	60,000
Mr Nicky Tan Ng Kuang	60,000
Mr Keith Tay Ah Kee	20,000**

* Mr Ang Kong Hua is also chairman and a director of SingPost. He will be eligible for the grant of 100,000 options under the 1999 Scheme in his capacity as Chairman of the Company and for the grant of 40,000 options in his capacity as chairman of SingPost.

** Mr Keith Tay Ah Kee will be eligible for the grant of the 20,000 options under the 1999 Scheme in his capacity as a director of SingPost.

2.3.3 The price (including a statement whether the price will be, or will be based on, the market price), or the formula for calculating the price for each option to be acquired by the Relevant Persons in the Relevant Period is a price equal to the average of the last dealt prices of the ordinary shares of S$0.15 each in the capital of the Company ("**Ordinary Shares**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") over the five consecutive trading days immediately preceding the date of grant of that option. The subscription price of options to be granted to the Relevant Persons in the Relevant Period will not be subject to any discount.

The other terms and conditions of options to be granted to the Relevant Persons will be subject to the Rules of the 1999 Scheme.

2.3.4 Save for Mr Lee Hsien Yang, none of the Relevant Persons have been granted any options under the 1999 Scheme as at 16 May 2002, being the latest practicable date prior to the printing of this Circular (the "**Latest Practicable Date**"). Details of existing options granted under the 1999 Scheme to Mr Lee Hsien Yang as at the Latest Practicable Date are as follows:

Mr Lee Hsien Yang

Offer Date	Exercise Period	Subscription Price (S$)	Number of Ordinary Shares allotted upon exercise of options	Number of Ordinary Shares comprised in unexercised options
9.11.99	10.11.00 to 9.11.09	3.03	0	500,000
9.6.00	10.6.01 to 9.6.10	2.26	0	1,500,000
30.5.01	31.5.02 to 30.5.11	1.69	0	1,900,000

2.3.5 *In relation to this resolution, the Company will disregard any votes cast on the resolution by:*

(i) a Director of the Company (except one who is ineligible to participate in any employee incentive scheme of the Company);

(ii) an ASX Associate of that person (or those persons); and

(iii) Mr Keith Tay Ah Kee.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3 . THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 Background

3.1.1 At an Extraordinary General Meeting of the Company held on 30 August 2001 (the "**2001 EGM**"), Members had approved, *inter alia*, the renewal of a mandate (the "**Share Purchase Mandate**") to enable the Company to purchase or otherwise acquire issued Ordinary Shares. The rationale for, the authority and limitations on, and the financial effects of, the Share Purchase Mandate were set out in the Company's Circular to Members dated 13 July 2001 (the "**2001 Circular**") and Ordinary Resolution 4 set out in the Notice of the 2001 EGM.

3.1.2 The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 4 at the 2001 EGM and will expire on the date of the forthcoming 10th Annual General Meeting convened to be held on 30 August 2002. Accordingly, the Directors propose that the Share Purchase Mandate be renewed at the EGM immediately following the 10th Annual General Meeting.

3.2 Rationale

3.2.1 The rationale for the Company to undertake the purchase or acquisition of its issued Ordinary Shares, as previously stated in the 2001 Circular, is as follows:

(i) In managing the business of the Company and its subsidiaries (the "**Group**"), management strives to increase shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.

(ii) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(iii) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

3.2.2 The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Ordinary Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

3.2.3 While the Share Purchase Mandate would authorise a purchase or acquisition of Ordinary Shares up to the five per cent. limit described in paragraph 3.3.1 below, it should be noted that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full five per cent. limit as authorised, and no purchases or acquisitions of Ordinary Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 Authority and limits of the Share Purchase Mandate

The authority and limitations placed on purchases or acquisitions of Ordinary Shares by the Company under the proposed Share Purchase Mandate, if renewed at the forthcoming EGM, are substantially the same as were previously approved by Members at the 2001 EGM, and, for the benefit of Members, are summarised below:

3.3.1 ***Maximum number of Ordinary Shares***

The total number of Ordinary Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Ordinary Shares representing not more than five per cent. of the issued ordinary share capital of the Company as at the date of the forthcoming EGM at which the renewal of the Share Purchase Mandate is approved.

3.3.2 ***Duration of authority***

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the forthcoming EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of purchases or acquisitions of Ordinary Shares***

Purchases or acquisitions of Ordinary Shares may be made by way of:

(i) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST, or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose; and/or

(ii) off-market purchases ("**Off-Market Purchases**"), otherwise than on a stock exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Rules of the SGX-ST (or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted) and the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all of the following conditions:

(a) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(b) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(c) the terms of all the offers are the same (except that there shall be disregarded (I) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (II) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rule 883(2), (3), (4) and (5) of the Listing Manual of the SGX-ST.

3.3.4 ***Purchase price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors must not exceed:

(i) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an Off-Market Purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes, "**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Ordinary Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of an Ordinary Share for the five consecutive market days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Ordinary Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period, and "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 Source of funds

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

3.5 Financial effects

3.5.1 The Company's total issued share capital will be diminished by the total nominal amount (or par value) of the Ordinary Shares purchased or acquired by the Company. The consideration paid by the Company for the purchase or acquisition of Ordinary Shares (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

3.5.2 The financial effects on the Company and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

3.5.3 Based on the existing issued and paid-up ordinary share capital of the Company as at the Latest Practicable Date, the purchase by the Company of five per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 891,291,334 Ordinary Shares.

3.5.4 In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.5792 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,407,527,274.65. In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.6544 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,474,552,382.96.

3.5.5 For illustration purposes only, on the basis of the assumptions set out in paragraph 3.5.4 above, the financial effects of the acquisition of such Ordinary Shares by the Company pursuant to the Share Purchase Mandate on the audited financial accounts of the Group and the Company for the financial year ended 31 March 2002 are set out below:

Market Purchases

	Group		Company	
	Before Share Purchase S$m	**After Share Purchase S$m**	**Before Share Purchase S$m**	**After Share Purchase S$m**
As at 31 March 2002				
Shareholders' Funds	14,579.00	13,171.47	14,362.20	12,954.67
Net Tangible Assets	1,882.00	474.47	14,357.30	12,949.77
Current Assets	4,994.10	4,194.70	2,435.30	1,635.90
Current Liabilities	4,953.20	4,953.20	1,816.60	1,816.60
Total Borrowings	11,876.10	12,484.23	6,481.10	7,089.23
Cash and Cash Equivalents	1,728.90	929.50	799.40	0.00
Number of Ordinary Shares ('000)	17,825,827	16,934,535	17,825,827	16,934,535
Financial Ratios				
Net Tangible Assets per Ordinary Share (S$)	0.1056	0.0280	0.8054	0.7647
Gearing (%)	81.5	94.8	45.1	54.7
Current Ratio (times)	1.01	0.85	1.34	0.90

Off-Market Purchases

	Group		Company	
	Before Share Purchase S$m	**After Share Purchase S$m**	**Before Share Purchase S$m**	**After Share Purchase S$m**
As at 31 March 2002				
Shareholders' Funds	14,579.00	13,104.45	14,362.20	12,887.65
Net Tangible Assets	1,882.00	407.45	14,357.30	12,882.75
Current Assets	4,994.10	4,194.70	2,435.30	1,635.90
Current Liabilities	4,953.20	4,953.20	1,816.60	1,816.60
Total Borrowings	11,876.10	12,551.25	6,481.10	7,156.25
Cash and Cash Equivalents	1,728.90	929.50	799.40	0.00
Number of Ordinary Shares ('000)	17,825,827	16,934,535	17,825,827	16,934,535
Financial Ratios				
Net Tangible Assets per Ordinary Share (S$)	0.1056	0.0241	0.8054	0.7607
Gearing (%)	81.5	95.8	45.1	55.5
Current Ratio (times)	1.01	0.85	1.34	0.90

Note:
The figures for the Group are based on the audited financial statements as at 31 March 2002.

MEMBERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE AFOREMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to five per cent. of the issued Ordinary Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire five per cent. of the issued Ordinary Shares.

3.6 Listing Rules

3.6.1 The Listing Manual of the SGX-ST specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable.

3.6.2 While the Listing Manual of the SGX-ST does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company would not purchase or acquire any Ordinary Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's quarterly, half yearly and annual results respectively.

3.6.3 The Listing Manual of the SGX-ST now requires a listed company to ensure that at least 10 per cent. of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek Holdings (Private) Limited has an interest (both direct and deemed) in 12,040,729,391 Ordinary Shares representing approximately 67.55 per cent. of the issued Ordinary Shares as at that date. Approximately 26.53 per cent. of the issued Ordinary Shares are held by public shareholders. Assuming the Company had purchased or acquired Ordinary Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 22.66 per cent. of the issued Ordinary Shares would have been held by public shareholders as at that date.

The Company will ensure that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.6.4 As mentioned in paragraph 2.1 above, the Company has been admitted to the Official List of ASX. The ASX Listing Rules set out certain requirements that may be additional to the requirements of the Listing Manual of the SGX-ST unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than five per cent. of the average market price for the buy-back securities calculated over the last five days on which sales were recorded. This is similar to Rule 884 of the Listing Manual of the SGX-ST, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company (because it is not subject to the Australian Corporations Law) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act, the SGX-ST Listing Rules, the Australian Corporations Act 2001 and the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

3.7 Shareholding limit

3.7.1 The Articles currently prescribe a limit (the "**Shareholding Limit**") of 15 per cent. of the issued share capital of the Company in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Ordinary Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

3.7.2 As the Company's issued ordinary share capital will be diminished by the total nominal amount of Ordinary Shares purchased or acquired by the Company, the interest of a person in Ordinary Shares (such Ordinary Shares not being the subject of a share purchase or acquisition by the Company) immediately following a share purchase or acquisition by the Company will increase correspondingly. The Company wishes to draw the attention of Members and CUFS holders to the following consequences of a purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Members:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED ORDINARY SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED ORDINARY SHARES.

3.8 Take-over implications

3.8.1 If, as a result of any purchase or acquisition by the Company of Ordinary Shares, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers ("**Take-over Code**"). If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code.

3.8.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely, (i) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (ii) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, ownership or control of at least 20 per cent. but not more than 50 per cent. of the equity share capital of a company will be regarded as the test of associated company status.

3.8.3 The circumstances under which Members (including Directors), CUFS holders and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Ordinary Shares by the Company are set out in Appendix 2 of the Take-over Code ("**Appendix 2**").

3.8.4 The effect of Appendix 2 is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

3.8.5 Under Appendix 2, a shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such shareholder in the Company would increase to 30 per cent. or more, or if such shareholder holds between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such shareholder would increase by more than one per cent. in any period of six months. Such shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

3.8.6 Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 7.2 below, the substantial shareholders of the Company would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of five per cent. of its issued Ordinary Shares as at the Latest Practicable Date.

3.8.7 **Members and CUFS holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any share purchase by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.**

3.9 No share purchases in the last 12 months

The Company has not entered into any transactions to acquire Ordinary Shares by way of Market Purchases or Off-Market Purchases pursuant to an equal access scheme in the last 12 months immediately preceding the Latest Practicable Date. The last Market Purchase was made on 27 March 2001 for 1,000,000 Ordinary Shares for a total consideration of S$2,091,717.53.

4. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

4.1 The following Articles are proposed for alterations:

Article 9(B)

Article 9(B) currently provides that the Company may, by Ordinary Resolution in General Meeting, give the Directors a general authority to issue shares, provided that the aggregate number of such shares does not exceed 50 per cent. of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders does not exceed 20 per cent. of the issued share capital of the Company for the time being.

Article 9(B) is proposed to be altered to extend the general authority which may be given to the Directors to the making or granting of offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued (including the creation and issue of warrants, debentures or other instruments convertible into shares) and (notwithstanding that such authority may have ceased to be in force) issue shares in pursuance of any Instrument made or granted while the authority was in force. The aggregate number of shares to be issued pursuant to such authority, including shares to be issued in pursuance of Instruments made or granted pursuant thereto (but excluding shares which may be issued pursuant to any adjustments effected under the relevant Instrument), will be limited to 50 per cent. of the issued share capital of the Company, with a sub-limit of 20 per cent. for shares issued other than on a *pro rata* basis to shareholders (as calculated in accordance with Article 9(B) (as proposed to be altered)).

As the current provisions of the Listing Manual of the SGX-ST require specific shareholder approval to be obtained for every issue of convertible securities by a listed issuer, Article 9(B), as proposed to be altered, will make it clear that, in exercising any power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the Listing Manual of the SGX-ST, unless such compliance has been waived.

The proposed alteration to Article 9(B) will facilitate the grant of the enhanced share issue mandate as described in paragraph 5 below.

In addition, Article 9(B) is proposed to be further altered to align it with the provisions of Rule 806(3) of the Listing Manual of the SGX-ST which provides that, for the purposes of calculating the aggregate number of shares that may be issued under the share issue mandate, the percentage of issued share capital shall be calculated based on the maximum potential share capital at the time that the mandate is passed (taking into account the conversion or exercise of any convertible securities and employee share options in issue at the time that the mandate is passed, which were issued pursuant to previous shareholder approval), adjusted for any subsequent consolidation or subdivision of shares.

Articles 90(B), 92, 93, 94, 95 and 97

Article 93 currently provides that the Managing Director (or if there is more than one Managing Director, the Managing Director nominated for the purposes of Article 93 by the Directors) shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the retirement by rotation of Directors. Article 97 currently provides that at each Annual General Meeting, the following Directors are to retire from office by rotation (in addition to any Director retiring pursuant to Article 103):

(i) any Director who, if that Director did not retire at the Annual General Meeting, would at the next Annual General Meeting have held office for more than three years; and

(ii) one-third (or if that is not a whole number) the next lowest whole number nearest to one-third of the Directors who are not to retire under paragraph (a) above or Article 103 or who are not a Managing Director who does not retire by virtue of Article 93, selected in accordance with Article 98.

In accordance with best practices of corporate governance, it is proposed that all Directors of the Company be subject to re-nomination and re-election at regular intervals.

It is therefore proposed that Articles 93 and 97 be altered so as to require all Directors, including a person holding the office of Managing Director, to be subject to retirement by rotation.

As a consequence to the above proposed alterations to Articles 93 and 97, Articles 90(B) and 93 should be further altered so as to provide that a person who ceases to be a Director of the Company should not, *ipso facto*, cease to hold the position of Managing Director, unless the contract or resolution under which he holds office shall expressly state otherwise.

The Company is also proposing to alter Articles 92, 93, 94 and 95 which contain references to "Managing Director" so as to substitute such references with "Chief Executive Officer (or other equivalent position)", as the title "Managing Director" is not used within the Company's organisation.

Article 111

Article 111 currently provides for a resolution approved by the Directors to be in writing, which includes approval by telefax, telex, cable or telegram. Electronic signatures and electronic records are increasingly used in lieu of written signatures and documents and are regulated in accordance with the provisions of the Electronic Transactions Act, Chapter 88.

To facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 111 be altered so as to give effect to circulating resolutions signed by Directors when such signatures and electronic records are communicated electronically in accordance with procedures approved by the Directors, in place of the traditional forms of writing and signatures.

Article 125

Article 125 currently empowers the authentication or certification by any Director, the Company Secretary or any other person appointed by the Directors for such purpose, of any document affecting the constitution of the Company, resolutions passed by the Company, the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company.

It is proposed that Article 125 be altered to permit any such authentication or certification to be effected by electronic means in accordance with procedures approved by the Directors, in place of the traditional forms of authentication or certification.

Article 140

On 22 January 2001, the Companies Act was amended to require a listed company to hold its Annual General Meeting within five months after the close of its financial year. Article 140 of the Articles currently provides that the interval between the close of the Company's financial year and the issue of audited accounts to be laid before the Company in General Meeting shall not exceed six months. Accordingly, Article 140 is proposed to be amended to align this provision with the Companies Act.

4.2 The text of the Articles which are proposed to be altered are set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to Members' approval.

5. THE PROPOSED SHARE ISSUE MANDATE

5.1 The Company is seeking approval of Members at the EGM for a mandate (the "**Share Issue Mandate**") to be given to the Directors to:

(i) issue shares whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

and (notwithstanding that the authority so conferred may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the authority was in force.

5.2 The aggregate number of shares to be issued pursuant to the Share Issue Mandate, including shares to be issued in pursuance of Instruments made or granted pursuant thereto (but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), will be limited to 50 per cent. of the issued share capital of the Company, with a sub-limit of 20 per cent. for shares issued other than on a *pro rata* basis to shareholders, as calculated in accordance with the terms of the Share Issue Mandate.

In exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the Listing Manual of the SGX-ST, unless such compliance has been waived.

In addition, as the Company has been admitted to the Official List of ASX, the Company is bound to comply with the Listing Rules of ASX that are in force from time to time, in particular ASX Listing Rule 7.1 which deals with new issues of equity securities and which requires that specific shareholder approval be obtained for new share issues exceeding 15 per cent. of capital over a 12 month period unless a permitted exception applies.

5.3 The Share Issue Mandate will take effect from the passing of the resolution approving the Share Issue Mandate at the EGM and will continue in force until the next Annual General Meeting of the Company unless prior thereto, issues of shares are made to the full extent permitted by the Share Issue Mandate or the Share Issue Mandate is revoked or varied by the Company in General Meeting. The Share Issue Mandate, in the form proposed, is intended to be placed before Members for renewal at each subsequent Annual General Meeting of the Company.

5.4 If approved, the Share Issue Mandate will, in addition to the usual authority to issue shares, enable the Company to make or grant Instruments (such as warrants or debentures) during the validity period of the Share Issue Mandate, and to issue shares in pursuance of such Instruments notwithstanding that these shares are issued after the Share Issue Mandate has expired, subject to the specified limits.

A general (as opposed to specific) approval for the Directors to make or grant Instruments will also enable the Company to act quickly and take advantage of market conditions. The expense and delay of otherwise having to convene General Meetings of the Company to approve the making or granting of each specific Instrument would thus be avoided.

It is for the above reasons that the Directors of the Company believe that the Share Issue Mandate in the widened form, as proposed, would be in the best interests of the Company and its Members.

The Company has noted, however, that under the current provisions of the Listing Manual of the SGX-ST, specific shareholder approval must be obtained for every issue of convertible securities by a listed issuer. As such, the proposed Share Issue Mandate will make it clear that, in exercising any power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the Listing Manual of the SGX-ST, unless such compliance has been waived.

6 . RECOMMENDATIONS

6.1 All of the Directors save for Mr Seah Kian Peng are Relevant Persons as defined in paragraph 2.3.1 above. Accordingly, all the Directors save for Mr Seah Kian Peng have abstained from making any recommendations and shall abstain from voting in respect of Resolution 1. Mr Seah Kian Peng is of the opinion that the proposed approval for participation by the Relevant Persons in the 1999 Scheme for the purposes of the ASX Listing Rules is in the best interests of the Company. He accordingly recommends that Members vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Persons in the 1999 Scheme for the purposes of the ASX Listing Rules.

6.2 The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. They accordingly recommend that Members vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate.

6.3 The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. They accordingly recommend that Members vote in favour of Resolution 3, being the Special Resolution relating to the proposed alterations to the Articles.

6.4 The Directors are of the opinion that the proposed Share Issue Mandate is in the best interests of the Company. They accordingly recommend that Members vote in favour of Resolution 4, being the Ordinary Resolution relating to the proposed Share Issue Mandate.

7 . DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

7.1 The interests of the Directors (other than Mr Chumpol NaLamlieng) in the Ordinary Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

Director	Number of Ordinary Shares Direct Interest	 Deemed Interest	Number of Ordinary Shares comprised in unexercised options
Mr Ang Kong Hua	1,490	1,490	-
Mr Lee Hsien Yang	452,333	1,690	4,020,000
Mr Paul Chan Kwai Wah	1,820	1,690	-
Dr Yogen K Dalal	-	-	-
LG Lim Chuan Poh	1,490	-	-
Mr John Powell Morschel	3,200	-	
Mr Quek Poh Huat	1,820	1,690	-
Mr Seah Kian Peng	1,020	1,490	-
Mr Jackson Peter Tai	60,000	-	-
Mr Nicky Tan Ng Kuang	-	-	-
Mr Keith Tay Ah Kee	31,700	-	-

Mr Chumpol NaLamlieng was appointed as a Director of the Company on 13 June 2002. He had no interests in the Ordinary Shares as at that date.

7.2 The interests of the substantial shareholders of the Company in the Ordinary Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholder	Number of Ordinary Shares Direct Interest	Number of Ordinary Shares Deemed Interest	Total Percentage Interest
Temasek Holdings (Private) Limited	12,033,869,391	6,860,000	67.55%
The Capital Group Companies, Inc.	-	1,055,767,607	5.92%

8. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 19 to 21 of this Circular, will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 30 August 2002 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 10th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary and Special Resolutions respectively set out in the Notice of the EGM.

9. ACTION TO BE TAKEN BY MEMBERS AND CUFS HOLDERS

9.1 If a Member is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 3.00 p.m. on 28 August 2002. The completion and return of the Proxy Form by a Member will not prevent him from attending and voting at the EGM in person if he so wishes.

9.2 If a CUFS holder wishes to attend and vote at the EGM, or wishes to nominate a proxy to attend and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia, by not later than 3.00 p.m. on 28 August 2002.

10. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

11. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia, during normal business hours from the date hereof up to and including the date of the EGM:

(i) the Rules of the 1999 Scheme;
(ii) the audited consolidated accounts of the Company for the financial year ended 31 March 2002;
(iii) the 2001 Circular; and
(iv) the Articles.

Yours faithfully,
for and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

ANG KONG HUA
Chairman

THE PROPOSED ALTERATIONS TO THE ARTICLES

The alterations which are proposed to be made to the Articles are set out below. For ease of reference, the full text of the Articles proposed to be altered has also been reproduced.

A. ***Existing Article 9(B)***

"9.(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:-

(a) the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company for the time being; and

(b) unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest)."

Proposed Alterations to Article 9(B)

By deleting Article 9(B) in its entirety and substituting therefor the following:

"9.(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above:-

(i) the percentage of issued share capital shall be calculated based on the maximum potential issued share capital of the Company as at the date of the passing of the Ordinary Resolution (including all shares which may be issued upon the conversion or exercise of any convertible securities and share options that have been issued pursuant to any previous shareholder approval and which are outstanding as at the date of the passing of the Ordinary Resolution), adjusted for any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest)."

B. ***Existing Article 90(B)***

"90.(B) The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company."

Proposed Alterations to Article 90(B)

By deleting Article 90(B) in its entirety and substituting therefor the following:

"90.(B) The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company."

C. ***Existing heading "MANAGING DIRECTORS" and Article 92***

"MANAGING DIRECTORS

92. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places. Where an appointment is for a fixed term such term shall not exceed five years."

Proposed Alterations to the heading "MANAGING DIRECTORS" and Article 92

By deleting the heading "MANAGING DIRECTORS" before Article 92 and Article 92 in their entirety and substituting therefor the following:

"CHIEF EXECUTIVE OFFICERS

92. The Directors may from time to time appoint one or more of their body to be **Chief Executive Officer or Chief Executive Officers (or other equivalent position)** of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places. Where an appointment is for a fixed term such term shall not exceed five years."

D. ***Existing Article 93***

"93. The Managing Director (or if there is more than one Managing Director, the Managing Director nominated for the purposes of this Article by the Directors) shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the rotation of retirement of Directors but he shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall ipso facto and immediately cease to be a Managing Director."

Proposed Alterations to Article 93

By deleting Article 93 in its entirety and substituting therefor the following:

"93. A **Chief Executive Officer (or person holding an equivalent position) who is a Director** shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to **retirement by rotation,** resignation and removal as the other Directors of the Company."

E. ***Existing Article 94***

"94. The remuneration of a Managing Director shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover."

Proposed Alterations to Article 94

By deleting Article 94 in its entirety and substituting therefor the following:

"94. The remuneration of a **Chief Executive Officer (or person holding an equivalent position)** shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover."

F. ***Existing Article 95***

"95. A Managing Director shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers."

Proposed Alterations to Article 95

By deleting Article 95 in its entirety and substituting therefor the following:

"95. A **Chief Executive Officer (or person holding an equivalent position)** shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a **Chief Executive Officer (or person holding an equivalent position)** for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers."

G. ***Existing Article 97***

"97. At each Annual General Meeting the following Directors for the time being shall retire from office by rotation (in addition to any Director retiring pursuant to Article 103):-

(a) any Director who, if that Director did not retire at the Annual General Meeting, would at the next Annual General Meeting have held office for more than three years; and

(b) one-third (or if that is not a whole number) the next lowest whole number nearest to one-third of the Directors who are not to retire under paragraph (a) or Article 103 or who are not a Managing Director who does not retire by virtue of Article 93, selected in accordance with Article 98."

Proposed Alterations to Article 97

By deleting Article 97 in its entirety and substituting therefor the following:

"97. At each Annual General Meeting the following Directors for the time being shall retire from office by rotation (in addition to any Director retiring pursuant to Article 103):-

(a) any Director who, if that Director did not retire at the Annual General Meeting, would at the next Annual General Meeting have held office for more than three years; and

(b) one-third (or if that is not a whole number) the next lowest whole number nearest to one-third of the Directors who are not to retire under paragraph (a) or Article 103, selected in accordance with Article 98."

H. Existing Article 111

"111. A resolution in writing signed by all the Directors for the time being in Singapore and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable or telegram by any such Director."

Proposed Alterations to Article 111

By deleting Article 111 in its entirety and substituting therefor the following:

"111. A resolution in writing signed by all the Directors for the time being in Singapore and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. **The expressions "in writing" and "signed" include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors."**

I. Existing Article 125

"125. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting."

Proposed Alterations to Article 125

By deleting Article 125 in its entirety and substituting therefor the following:

"125. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company

having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. **Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.**"

J. Existing Article 140

"140. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed six months."

Proposed Alterations to Article 140

By deleting Article 140 in its entirety and substituting therefor the following:

"140. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed **five** months."

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 30 August 2002 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 10th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolutions, of which Resolutions 1, 2 and 4 will be proposed as Ordinary Resolutions and Resolution 3 will be proposed as a Special Resolution:

Resolution 1
Ordinary Resolution: Participation by Relevant Persons in the Singapore Telecom Share Option Scheme 1999

That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, the participation by each of the Relevant Persons in the Relevant Period specified in paragraph 2.3 of the Company's Circular to Members and CUFS Holders dated 15 July 2002 (the "**Circular**") in the Singapore Telecom Share Option Scheme 1999, on the terms as set out in that paragraph, be and is hereby approved.

Resolution 2
Ordinary Resolution: Renewal of Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of S$0.15 each fully paid in the capital of the Company (the "**Ordinary Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or any other stock exchange on which the Ordinary Shares may for the time being be listed or quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Prescribed Limit**" means that number of issued Ordinary Shares representing five per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution;

"**Maximum Price**" in relation to Ordinary Shares to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares;

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose), of an Ordinary Share for the five consecutive trading days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 3
Special Resolution: Alterations to the Articles of Association of the Company

That Articles 9(B), 90(B), 92, 93, 94, 95, 97, 111, 125 and 140 and the heading "MANAGING DIRECTORS" before Article 92 of the Articles of Association of the Company be altered in the manner as set out in the Appendix to the Circular.

Resolution 4
Ordinary Resolution: Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above:

(i) the percentage of issued share capital shall be calculated based on the maximum potential issued share capital of the Company as at the date of the passing of this Resolution (including all shares which may be issued upon the conversion or exercise of any convertible securities and share options that have been issued pursuant to any previous shareholder approval and which are outstanding as at the date of the passing of this Resolution), adjusted for any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2002

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities in Ordinary Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Ordinary Shares, and the impact on the Company's financial position cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 16 May 2002 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 891,291,334 Ordinary Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.5792 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,407,527,274.65. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.6544 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,474,552,382.96.

   The financial effects of the purchase or acquisition of such Ordinary Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the Company and its subsidiaries and the Company for the financial year ended 31 March 2002 based on these assumptions are set out in paragraph 3.5.5 of the Company's Circular to Members and CUFS Holders dated 15 July 2002.